SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: February 2019 Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

44 King Street West, Scotia Plaza, Toronto, Ontario, M5H 1H1

(416) 933-4103

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statements on Form F-3 (File No. 333-228614) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Certain original reports on Form 6-K dated February 26, 2019 (Accession nos: 0001193125-19-050933, 0001193125-19-050914, 0001193125-19-050726, 0001193125-19-050639 and 0001193125-19-050605) incorrectly stated the file number of the registration statement on Form F-3 into which such reports should be deemed to be incorporated by reference. This report on Form 6-K/A is furnished solely to incorporate by reference such reports into the registration statement on Form F-3 (File No. 333-228614).

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the original Form 6-Ks mentioned above, or reflect any events that have occurred after such Form 6-Ks were originally filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: February 27, 2019	By:	/s/ Roula Kataras
	Name:	Roula Kataras
	Title:	Senior Vice-President and Chief Accountant